EXHIBIT 21.1

List of Subsidiaries

SUBSIDIARY/AFFILIATE NAME	INCORPORATION

Spectrum Oncology Private Limited	India

RIT Oncology, LLC	Delaware

Spectrum Pharmaceuticals International Holdings, LLC	Delaware

Allos Therapeutics, Inc.	Delaware

Allos Therapeutics, Ltd.	England and Wales

Spectrum and Cayman, L.P. (1% Spectrum Pharmaceuticals International Holdings, LLC and 99% Spectrum Pharmaceuticals, Inc.)	Cayman Islands

Spectrum Pharmaceuticals, B.V.	Netherlands

Spectrum Pharmaceuticals GK	Japan

Spectrum Pharma Canada Inc. (50% Spectrum Pharmaceuticals, Inc. 50% Prodev Pharma Inc.)	Canada

Talon Therapeutics, Inc.	Delaware